SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release Optibase IPTV Solution Deployed by a Leading Cable News Network

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: October 28, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase
+972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE IPTV SOLUTION DEPLOYED BY A LEADING
CABLE NEWS NETWORK

Advanced EZ TV IPTV System Enables Video Delivery
Direct to Desktops and Set Top Boxes

Mountain View, California, October 28, 2009 – Optibase (NASDAQ: OBAS), a leading provider of advanced video streaming platforms, today announced that a leading cable news network has selected Optibase EZ TV advanced IPTV solution for in-house video delivery.

The EZ TV system will serve hundreds of employees in the network’s headquarters and remote sites, enabling them to view and monitor in real time and on demand the network’s internal and production channels as well as incoming feeds.

The Optibase EZ TV solution replaces the network’s legacy analog system, which delivered only a limited number of channels and required a dedicated TV monitor for each employee. With the EZ TV system, the network delivers hundreds of channels over IP set-top boxes as well as to desktops running Windows or Mac OS, with user-configurable mosaic views of up to 16 channels on a single screen. User permissions can be easily managed with Microsoft® Active Directory groups. By leveraging existing IP infrastructure and utilizing existing desktops, EZ TV will dramatically reduce the network’s day-to-day operating costs.

The EZ TV Player is a browser-based application with minimal footprint. It simultaneously displays any combination of live channels and VOD content chosen by each user. While the legacy analog system delivered only SD content, EZ TV supports multiple video formats such as HD and SD H.264 and MPEG-2. EZ TV also handles multiple audio tracks and closed caption display.

“Over the past two years, Optibase IPTV solutions have been deployed by leading networks, content originators, federal government agencies and DOD entities,” said Michael Chorpash, Vice President of Sales at Optibase Inc. “The selection of EZ TV by diverse customers with unique and stringent performance requirements attests to the versatility and technical excellence of our IPTV solutions.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.